August 26, 2024

Chee Hoong Lew
Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

       Re: WF Holding Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 15, 2024
           CIK No. 0001980210
Dear Chee Hoong Lew:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Principal Shareholders, page 59

1. We note your revised footnote 4 that Lew Capital Private Limited holds 9,062,400 ordinary shares of your company. However, we also note your revised footnote 6 that Lew
       Capital Private Limited holds 8,807,400 ordinary shares of your company. Please revise to resolve this discrepancy. In addition, please disclose in an appropriate location the family relationship between Chee Hoong Lew and Chee Seong Lew.
 August 26, 2024
Page 2
Related Party Transactions, page 60

2.     We note your revisions to bullets 7 and 8 in response to prior comment
6. Please also
       revise bullets 1 through 4 to provide the information as of the date of the document. Refer to Item 7.B of Form 20-F.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Kevin (Qixiang) Sun